Securities Exchange Act of 1934

                         For the month of December, 2002

                               ABBEY NATIONAL plc
                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X      Form 40-F
                               -----             -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes          No  X
                               -----       -----

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

   Abbey National plc

2. Name of director

  (1) Leon Robert Allen
  (2) Lord Terence Burns
  (3) Richard Michael Hayden
  (4) Peter James Ogden
  (5) Vittorio Radice
  (6) Lord Charles Geoffrey Nicholas Stuttleworth
  (7) Keith Spencer Woodley

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

   As 2 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of Shares

7. Number of shares / amount of stock acquired

  (1) Leon Robert Allen - 279 Shares
  (2) Lord Terence Burns - 1,687 Shares
  (3) Richard Michael Hayden - 279 Shares
  (4) Peter James Ogden - 279 Shares
  (5) Vittorio Radice - 279 Shares
  (6) Lord Charles Geoffrey Nicholas Shuttleworth - 279 Shares
  (7) Keith Spencer Woodley - 561 Shares

8. Percentage of issued class

   Nominal

9. Number of shares/amount of stock disposed

   N/A

10. Percentage of issued class

   N/A

11. Class of security

   Ordinary Shares of 10p each

12. Price per share

 (pound)5.30 per share

13. Date of transaction

   17th December 2002

14. Date company informed

   17th December 2002

15. Total holding following this notification

  (1) Leon Robert Allen - 4,509 Shares
  (2) Lord Terence Burns - 5,684 Shares
  (3) Richard Michael Hayden - 4,509 Shares
  (4) Peter James Ogden - 4,509 Shares
  (5) Vittorio Radice - 2,509 Shares
  (6) Lord Charles Geoffrey Nicholas Shuttleworth - 1,428 Shares
  (7) Keith Spencer Woodley - 6,184 Shares


16. Total percentage holding of issued class following this notification

   Nominal

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

   P J Lott - Group Secretariat (0207 756 4333)

25. Name and signature of authorised company official responsible for making this notification

   P J Lott - Group Secretariat

Date of Notification

   17th December 2002

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ABBEY NATIONAL plc


Date: 17th December, 2002                     By  /s/ Peter Lott
                                                 --------------
                                             Abbey National Group Secretariat